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                              October 27, 2023

       Zhen Ba
       Chief Financial Officer
       Quhuo Limited
       3rd Floor, Block A, Tonghui Building
       No. 1132 Huihe South Street
       Chaoyang District, Beijing 100020
       The People   s Republic of China

                                                        Re: Quhuo Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed September 28,
2023
                                                            File No. 333-273087

       Dear Zhen Ba:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 26, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. We note your response to comment 1 and reissue. Please disclose prominently on the prospectus cover page
that you are not a Chinese operating company.
   2. We note your response to comment 5 and reissue in part. In this regard, we note the revised disclosure
discussing the limitations on your ability to transfer cash between you, your subsidiaries and
the consolidated VIE. Please further revise to address any
                                                        limitations on your
ability to transfer cash to investors. Additionally, please provide a cross-reference to your
discussion of this issue in your summary risk factors.
 Zhen Ba
FirstName LastNameZhen Ba
Quhuo Limited
Comapany
October 27,NameQuhuo
            2023       Limited
October
Page 2 27, 2023 Page 2
FirstName LastName
3. We note your response to comment 6 and reissue in part. Please provide a cross-reference on the cover page to the discussion of the cash flow management policies in the prospectus summary.
General

4. We note you have elected to revise your disclosure on the Cover Page as well as in the
         Prospectus Summary and Risk Factor sections relating to (i) the legal and operational risks associated with operating in China and the PRC, specifically around the ability of the PRC government to intervene, (ii) uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and (iii) the resultant enforceability of the contractual arrangements with the VIE. As examples only, we note your cover page
         disclosure that    the PRC government has significant discretion that
can be used to exert
         substantial influence    over the manner in which you conduct your
business has been
         revised to remove disclosure that the PRC government may intervene its operations at any time. Additionally, we note that you have removed disclosure that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, from several areas of the prospectus. Lastly, we note that you have also removed disclosure specifically stating that uncertainties in the PRC legal system could limit your ability to enforce the VIE arrangements from several areas of the prospectus. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last registration statement that was filed on June 30, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) as defined in Securities
         Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
         direction of the management and policies of a person, whether through the ownership of
         voting securities, by contract, or otherwise.    The Sample Letters
also sought specific
         disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Where you mitigate the challenges you face, please restore the related disclosures to the disclosures as they existed in the registration statement you filed on June 30, 2023. Zhen Ba
FirstName LastNameZhen Ba
Quhuo Limited
Comapany
October 27,NameQuhuo
            2023       Limited
October
Page 3 27, 2023 Page 3
FirstName LastName
       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Wei Wang